Clifford Chance US LLP 31 West 52nd Street New York, NY 10019-6131

August 4, 2008
VIA EDGAR AND OVERNIGHT MAIL
Jennifer Gowetski, Esq.
Kristina Aberg, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Invesco Agency Securities Inc.
Amendment No. 1 Registration Statement on Form S-11
Filed July August 1, 2008
File No. 333-151665
Dear Ms. Gowetski and Ms. Aberg:
     On behalf of our client, Invesco Agency Securities Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-11 (File No. 333-151665) (the “Registration Statement”), filed by the Company on June 16, 2008, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Jeffrey H. Kupor of the Company, dated July 15, 2008.
     For convenience of reference, each Staff comment contained in your letter is reprinted below in bold and italics, numbered to correspond with paragraph numbers assigned in your July 15, 2008 comment letter, and is followed by the corresponding response of the Company. All page references in the responses are to pages of the marked version of Amendment No. 1.
     We have provided each of you, Jennifer Monick and Kevin Woody, a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on June 16, 2008. Capitalized terms used and not otherwise defined in the response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Ms. Jennifer Gowetski
Ms. Kristina Aberg
United States Securities and Exchange Commission
August 4, 2008

General
1.	We note that you intend to elect to be taxed as a REIT and that you have not yet identified any specific mortgage-related assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind-pool” offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure should not be provided in this document. See Securities Act Release 33-6900.

While Guide 5 by its terms applies to real estate limited partnerships, we acknowledge that Release 33-6900 provides that the requirements of Guide 5 “should be considered, as appropriate, in the preparation of registration statements for real estate investment trusts.” In practice, the Commission has requested Guide 5 disclosure for initial public offerings by newly-formed REITs where more than 25% of the offering proceeds are not allocated in the use of proceeds disclosure to specific properties. We believe that Guide 5 disclosure is not necessary or appropriate for this offering because the assets in which the Company expects to acquire with the net offering proceeds have been sufficiently identified and described.

The Company has disclosed throughout the Registration Statement that its strategy is to invest in single-family residential mortgage pass-through securities and collateralized mortgage obligations for which the principal and interest payments are guaranteed either by Ginnie Mae, Fannie Mae or Freddie Mac (collectively, “Agency MBS”). Moreover, under the captions “Summary—Investment Guidelines” on page 3 and “Business—Investment Guidelines” on page 60, we have described that the Company has adopted investment guidelines pursuant to which it limits its investments to Agency MBS. In addition, under the caption “Use of Proceeds” on page 40, we have further identified the expected allocation of the Company’s assets between ARM and hybrid ARM pass-through certificates, on the one hand, and fixed-rate pass-through certificates and CMOs, on the other hand, based upon expected market conditions. While the Company has not disclosed the specific pools of Agency MBS that it will purchase with the net proceeds of this offering, Agency MBS are largely fungible, similar to U.S. Treasury securities. Mortgage-backed securities issued or guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac have the range of maturities described under the captions “Business—Investment Portfolio—Freddie Mac Gold Certificates”, “—Fannie Mae Certificates” and “—Ginnie Mae Certificates”on page 59 and pay either a fixed rate, adjustable rate, or hybrid adjustable rate of interest (as described under the caption “Business—Investment Portfolio” on page 58), in each case on a monthly basis. The fungibility of agency securities was acknowledged in a January 2003 report by a joint task force consisting of staff of the Commission, the U.S. Department of the Treasury and the Office of Federal Housing Enterprise Oversight.[1]

[1] The relevant portion of U.S. Securities and Exchange Commission, Staff Report: Enhancing Disclosure in the Mortgage-Backed Securities Markets, Jan., 2003, http://www.sec.gov/news/studies/mortgagebacked.htm follows:

“As a result of the GSE [Government Sponsored Enterprises] and Ginnie Mae standardized underwriting guidelines for single-family mortgages and the trading and settling parameters of the Good Delivery Guidelines, GSE MBS that may

Ms. Jennifer Gowetski
Ms. Kristina Aberg
United States Securities and Exchange Commission
August 4, 2008

If the Company were able to disclose the specific Agency MBS that it would purchase with the net proceeds of this offering, the only information that it would be able to provide investors are CUSIP numbers identifying the issues and classes of these securities. The only additional useful information that this would provide investors is the specific interest rates and maturities of the Agency MBS to be purchased. However, in order for the Company to disclose this information in the preliminary prospectus to be distributed to investors at the launch of this offering, the Company would have to commit to purchasing specific Agency MBS weeks in advance of obtaining the capital for these investments. To successfully execute its investment strategy, the Company will need to make investment decisions based on the interest rate environment and conditions in the residential mortgage-backed securities market prevailing at the precise time it is able to deploy capital. Therefore, it would not be practical or prudent for the Company to commit to purchasing specific Agency MBS weeks before it plans to make the investments, particularly in the currently volatile interest rate environment.

Considering that the Company has limited its investment parameters to a fungible type of residential mortgage-backed security and it may only prudently make decisions to invest in specific Agency MBS at the time it is able to deploy capital, the Company does not believe that its currently disclosed intention to use the net offering proceeds to purchase Agency MBS is an unspecified use and therefore, should not be considered a “blind pool” offering.
2.	We will continue to monitor your filing for the inclusion of audited financial statements and a consent from the independent registered public accounting firm.

We acknowledge the Staff’s comment and will include the required information and consent in a subsequent filing.

be delivered to satisfy a TBA [“to-be-announced"] trade will have similar characteristics. The mortgage loans underlying GSE and Ginnie Mae pass-through MBS are pooled together according to similar characteristics that are based on guidelines established by the GSEs and Ginnie Mae and enable the pools to satisfy the Good Delivery Guidelines. Under the Good Delivery Guidelines, only GSE and Ginnie Mae pass-through MBS that are within a particular product type and coupon, have certain basic attributes and fall within certain parameters can be delivered to satisfy a TBA trade. The TBA market functions on the premise that even though each pool that will be created is unique, all pools eligible for delivery on a given TBA trade are equivalent in their characteristics and expected performance.”

Please note that we currently are targeting agency securities with an interest rate reset date no later than seven years from investment and do not currently plan to invest in fixed-rate agency securities.

Ms. Jennifer Gowetski
Ms. Kristina Aberg
United States Securities and Exchange Commission
August 4, 2008

3.	We note that you intend to operate your business in a manner that will permit you to maintain your exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption you intend to rely on and how your investment strategy will support that exemption. Further, please note that we will refer your response to the Division of Investment Management for further review.
As disclosed under the caption “Risk Factors—Risks Related to Our Company—Maintenance of our Investment Company Act exemption imposes limits on our operations” on page 19, the Company intends to conduct its operations so that it is not required to register as an investment company under the Investment Company Act of 1940 (the “1940 Act”). Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

The Company is being organized as a holding company that conducts its businesses primarily through the Operating Partnership and the Operating Partnership’s majority-owned subsidiaries. The Operating Partnership’s only subsidiary upon completion of the offering, IAS Asset I, LLC, is being organized to qualify for the exemption provided by Section 3(c)(5)(C) of the 1940 Act. This subsidiary intends to operate in a manner so that (1) at least 55% of its assets will consist of qualifying assets which we consider to include whole pool Agency MBS and mortgage loans, and (2) at least 80% of such subsidiary’s assets will consist of qualifying assets and other real estate-related assets such as investment grade (AAA through BBB rated) and non-investment grade (BB and B rated and unrated) classes of non-Agency MBS.

The Company is being structured so that the combined value of the Operating Partnership’s investments in IAS Asset I, LLC will at all times exceed 60% of the Operating Partnership’s assets on an unconsolidated basis. As a result, we expect that at all times the value of the investment securities held by the Operating Partnership will be less than 40% of the value of its total assets (excluding cash and government securities) on an unconsolidated basis. The Operating Partnership will therefore be excluded from the definition of investment company under Section 3(a)(1)(C) of the 1940 Act. The Company intends to monitor its holdings to ensure continuing and ongoing compliance with this test.

In addition, we believe the Company will not be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because it will not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather,

Ms. Jennifer Gowetski
Ms. Kristina Aberg
United States Securities and Exchange Commission
August 4, 2008

through its majority-owned subsidiaries, it will be primarily engaged in the non-investment company business of its subsidiaries.

This firm intends to deliver a legal opinion to the underwriters for the Company’s offering at the closing of the offering confirming the Company is not required to register as an investment company under the 1940 Act.

4.	Please provide the disclosure regarding promoters required by Item 11 of Form S-11, including the information called for by Item 11(d) regarding the names of the promoters and indicate all positions and offices with the registrant now held or intended to be held by each such promoter.

In response to the Staff’s comment, we have revised the disclosure under the caption “Summary—Our Structure” on page 9 to include the information called for by Item 11(d) of Form S-11.

5.	You do not appear to have provided all the information required by Item 25 of Form S-11. Please advise or revise.

In response to the Staff’s comment, we have revised the disclosure under the captions “Summary—Conflicts of Interest” on page 11 and “Management—Conflicts of Interest” on page 72 to clarify the disclosure regarding “Policies with Respect to Certain Transactions.”
Our Company, page 1
6.	You state on page 1 that your manager is an indirect wholly-owned subsidiary of Invesco Ltd., a leading independent global investment management company with $470.3 billion in managed assets. You further state on page 5 that approximately $9.2 billion of these managed assets consisted of Agency MBS. Please revise to clarify on page 1 and throughout the prospectus the portion of managed assets that are Agency MBS.

In response to the Staff’s comment, we have revised and clarified the disclosure under the captions “Summary—Our Company” on page 1, “Summary—Conflicts of Interest” on page 11, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” on page 43, “Business—Our Company” on page 54 and “Management—Conflicts of Interest” on page 72.

Ms. Jennifer Gowetski
Ms. Kristina Aberg
United States Securities and Exchange Commission
August 4, 2008

Our Manager, page 1
7.	Please revise your disclosure to discuss in more detail your manager’s experience in managing Agency MBS, including the approximate breakdown between Agency MBS that are collateralized by fixed rate mortgage loans, adjusted rate mortgage loans (ARMs) or hybrid ARMs. In addition, please clarify whether your manager will continue to provide similar management services to other entities and identify such entities.

In response to the Staff’s comment, we have revised the disclosure under the captions “Summary—Our Manager” on page 2, “Summary—Our Competitive Advantages—Significant Experience of Our Manager” on page 5, “Business—Our Company” on page 54 and “Business—Our Competitive Advantages—Significant Experience of our Manager” on page 55.
8.	You state on page 2 that Invesco Aim Advisers, Inc., an affiliate of your manager, will serve as your sub-adviser and may be appointed to provide discretionary investment management services, investment advice and/or order execution services to you. Please revise to more specifically state the services that your sub-adviser will provide to you, how these services are different than those provided by your manager and clarify how the sub-adviser will be compensated for its services, including whether such fees will by paid by your manager or whether you will reimburse your manager for these fees. We note the disclosure on page 72 that reimbursements will include costs and expenses in contracting with third parties, including affiliates of your manager.

In response to the Staff’s comment, we have revised the disclosure under the captions “Summary—Our Manager” on page 2 and “Business—Our Manager” on page 55.
Attractive Risk Profile, page 6
9.	We note your disclosure on page 6 regarding the attractive returns with minimal credit risk and the liquid nature of Agency MBS. We further note your disclosure on page 7 that you are subject to the risk that Fannie Mae and Freddie Mac may not be able to fully satisfy their guarantee obligations. Please revise your disclosure to provide more balance in light of the recent market developments, including recent developments with respect to federally chartered corporations.

In response to the Staff’s comment, we have revised the disclosure under the captions “Summary—Our Competitive Advantages—Attractive Risk Profile” on page 6 and “Business—Our Competitive Advantages—Attractive Risk Profile” on page 56.

Ms. Jennifer Gowetski
Ms. Kristina Aberg
United States Securities and Exchange Commission
August 4, 2008

Summary Risk Factors, page 6
10.	Please revise the bullet point regarding leverage to clarify, if true, that there are no limits on the amount of leverage that you may use.

In response to the Staff’s comment, we have revised the disclosure under the captions “Summary—Summary Risk Factors” on page 7 and “Risk Factors—Risks Related to Financing and Hedging—We intend to use leverage for the acquisition of our investments through borrowings under repurchase agreements, which may adversely affect the return on our investments and may reduce cash available for distribution to our stockholders, as well as increase losses when economic conditions are unfavorable. We are not limited in the amount of leverage we may use” on pages 19 and 20.
Management Agreement, page 10
11.	Please expand the fee table to reference the equity incentive plan as it relates to the manager and its employees and clarify, if true, that there are no limits on the expense reimbursement provisions.

In response to the Staff’s comment, we have included the requested disclosure under the captions “Summary—Management Agreement” on page 11 and “Our Manager and the Management Agreement—Management Agreement—Management Fees and Expense Reimbursements—Management Fee” on page 79.
Conflicts of Interest, page 11
12.	You state on page 11 that, prior to an investment in any security structured or issued by an entity managed by Invesco, the investment will be approved by a majority of your independent directors. Please revise to clarify if such approval will be required for investments in any asset purchased from or sold to any entity related to Invesco or your manager.

In response to the Staff’s comment, we advise the Staff that such approval will be required for investments in any asset purchased from or sold to to Invesco or the Manager or their affilates and we have revised the disclosure under the captions “Summary—Conflicts of Interest” on page 11 and “Management—Conflicts of Interest” on page 72 to reflect this policy.

Ms. Jennifer Gowetski
Ms. Kristina Aberg
United States Securities and Exchange Commission
August 4, 2008

13.	We note that your manager has an investment allocation policy in place that is intended to enable you to share equitably with other clients of your manager in all investment opportunities that may be suitable for you and such other clients. Please revise your disclosure to briefly describe this investment allocation policy and quantify what you mean by share “equitably.” For example, how many other clients of your manager and its affiliates have similar investment strategies and will directly compete with you for investments?

In response to the Staff’s comment, we have revised disclosure under the captions “Summary—Conflicts of Interest” on page 11 and “Management—Conflicts of Interest” on page 72. We further advise the Staff that it is not possible to specifically quantify the term “equitably” other than to indicate that with respect to investment allocations our Manager intends to treat each of its accounts fairly and that no account will be given any improper advantage over any other account in accordance with the Managers’ fiduciary obligations as imposed by the 1940 Act and Investment Advisers Act of 1940, as amended.
Restrictions on Ownership of Our Common Stock, page 13
14.	We note your disclosure regarding restrictions on ownership of your common stock. Please clarify whether the Invesco Purchaser will satisfy these restrictions or whether your board intends to waive the 9.8% ownership limit.

In response to the Staff’s comment, we advise the Staff that to the extent that the Invesco Purchaser’s ownership of the Company’s common stock exceeds the Company’s 9.8% ownership limit, the Company expects that its Board of Directors will waive this ownership limit with respect to the Invesco Purchaser or provide an exception to this ownership limit for the Invesco Purchaser.
Risk Factors
We will be subject to the requirements of the Sarbanes-Oxley Act of 2002, page 19
15.	Considering you are a newly formed entity, it is not clear how the risk presented by the requirements of the Sarbanes-Oxley Act is specific to you as it applies to all public companies. Please revise to clarify how this risk is specific to you or remove the risk factor.

In response to the Staff’s comment, we have deleted the risk factor under the caption “Risk Factors—Risks Related to Our Company—We will be subject to the requirements of the Sarbanes-Oxley Act of 2002” on page 19.
Use of Proceeds, page 40
16.	We refer to your disclosure of the net proceeds from this offering and your concurrent private placement. Please expand your disclosure to include the net proceeds you expect to receive from the public offering.

Ms. Jennifer Gowetski
Ms. Kristina Aberg
United States Securities and Exchange Commission
August 4, 2008

In response to the Staff’s comment, we have revised the disclosure under the caption “Use of Proceeds” on page 40.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43
17.	We note your statement on page 45 that you believe that current market conditions offer potentially attractive spread investment opportunities for you, even in the face of a riskier and more volatile market environment. Please revise your disclosure to discuss in more detail the basis of your belief.

In response to the Staff’s comment, we have revised the disclosure under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting Our Operating Results—Market Conditions” on page 45.
Critical Accounting Policies
Repurchase Agreements, page 45
18.	Your policy regarding accounting for repurchase agreements with the same counterparty from whom the Agency MBS were purchased is consistent with FASB Staff Position No. 140-3; however, this guidance is effective for fiscal years beginning after November 15, 2008 with no early application permitted. Please revise or advise.

In response to the Staff’s comment, we have revised the disclosure under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Policies—Repurchase Agreements” on page 46 and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Recent Accounting Pronouncements” on page 48.

Ms. Jennifer Gowetski
Ms. Kristina Aberg
United States Securities and Exchange Commission
August 4, 2008

Liquidity and Capital Resources, page 49
19.	You state on page 49 that your manager is in the process of securing commitments for you with several repurchase agreement counterparties and that you intend to enter into these agreements concurrently with or shortly before the completion of the offering. Please provide the material terms of such agreements, as applicable, and disclose any conflicts of interest that may arise upon entry into the repurchase agreements. In addition, please discuss any impact of current credit markets on your ability to execute your financing strategy.

In response to the Staff’s comment, we advise the Staff that the Company is currently in the process of negotiating the terms of its repurchase agreements with various counterparties and the material terms of those agreements are not yet finalized. When the material terms are finalized, we will describe them in a subsequent filing.
Business
Our Financing Strategy, page 61
20.	You disclose that you “intend to employ leverage below the maximum leverage implied by the haircut.” Please revise your filing to clarify what is meant by this statement or advise.

In response to the Staff’s comment, we have revised the disclosure under the caption “Business—Our Financing Strategy” on page 62 to clarify what is meant by the referenced language.
Our Manager and the Management Agreement
Management Fees and Expense Reimbursements, page 79
21.	You state on page 73 that you may reimburse your Manager for a portion of the compensation expense of your chief financial officer. Please revise to describe how your Manager will determine your “allocable share” of that expense. Revise to clarify why you will reimburse the compensation expense of your chief financial officer while compensation expense for your other executive officers will be paid from the base fee payable to your Manager. Also, please describe your chief financial officer’s compensation in more detail and explain how actual amounts will be determined.

In response to the Staff’s comment, we advise the staff that under the terms of the management agreement, the Manager will be reimbursed for costs associated with, among other things tax and accounting services rendered to the Company. Because the chief financial officer is largely responsible for these functions, it follows that his or her compensation would fall under this category and therefore be reimbursed by the Company. In addition, we have revised the disclosure under the caption “Our Manager and the Management Agreement—Management Fees and Expense Reimbursements—Reimbursement of Expenses” on page 81 to address the other aspects of the Staff’s comment.

Ms. Jennifer Gowetski
Ms. Kristina Aberg
United States Securities and Exchange Commission
August 4, 2008

Management
Our Directors and Executive Officers, page 66
22.	We note that upon the completion of the offering, your board of directors will consist of five members. Please revise your disclosure to name the director nominees at such time as they have been identified.

In response the Staff’s comment, we advise the Staff that we will disclose in a subsequent filing the name of each director nominee at the time he or she is identified.
Conflicts of Interest, page 72
23.	Please expand your disclosure regarding any current Invesco affiliated entities that may compete with you, including the number of funds, the amount available for investment, and the term of such funds.

In response to the Staff’s comment, we advise the Staff that we have revised the disclosure under the captions “Summary—Conflicts of Interest” on page 11 and “Management—Conflicts of Interest” on page 72 to provide the approximate number of Invesco funds that have exposure to Agency MBS. We further advise the Staff that further revising this disclosure would not provide investors with additional meaningful information. Although Invesco affiliates may compete with the Company for investment and financing opportunities as disclosed under the captions “Summary—Conflicts of Interest” on page 11, “Risk Factors—Risks Related to Our Relationship with Our Manager—There are conflicts of interests in our relationship with our Manager and Invesco, which could result in decisions that are not in the best interests of our stockholders” on page 16 and “Management—Conflicts of Interest” on page 72, the significance of this competition cannot be determined with any accuracy because the investments made and financings sought by any market participant, including any Invesco affiliate is always changing. For example, amounts available for investment and the term of any funds that may compete with the Company fluctuates daily in step with market conditions. We believe that there is adequate disclosure identifying to potential investors that conflicts between the Company and the Manager and/or Investors exist.

Ms. Jennifer Gowetski
Ms. Kristina Aberg
United States Securities and Exchange Commission
August 4, 2008

24.	Please revise to discuss any conflict that you may have using short-term funding sources and counterparties that already have established relationships with Invesco, your manager or any of its affiliates.

In response to the Staff’s comment, we advise the Staff that as described in the Registration Statement, the Company expects to finance its investment activities primarily through third party repurchase agreements arranged through an affiliate of the Manager, Invesco Aim Advisors. In the experience of the Manager, the availability of repurchase financing will be based upon the nature, quality and value of the Company’s specific assets. The Manager does not expect that lending institutions will evaluate the Company’s assets and creditworthiness together with that of Invesco, the Manager and/or other entities managed by the Manager when making decisions about whether to extend repurchase financing to the Company. The Manager expects that lending institutions will make such decisions based on the Company’s assets and business objectives, regardless of whether the lender has a pre-existing relationship with Invesco or the Manager. Although the Manager has a financing allocation policy in place, it is possible that the Company may compete against other clients of the Manager for financing. This risk is described under the caption “ Risk Factors—Risks Related to Our Relationship with Our Manager—There are conflicts of interests in our relationship with our Manager and Invesco, which could result in decisions that are not in the best interests of our stockholders” on page 16.
Principal Stockholders, page 82
25.	Please clarify whether your executive officers and directors hold shares of your common stock.

In response to the Staff’s comment, we advise the Staff that the Company’s executive officers and directors do not currently hold shares of the Company’s common stock. To the extent any such persons acquire common stock, we will include the required disclosure in a subsequent filing.
Description of Capital Stock, page 86
26.	We note your statement that the following summary description of your capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL and your charter and your bylaws. Please note that a summary should highlight all the material provisions and should not be subject to information outside of the prospectus. Please revise accordingly.

In response to the Staff’s comment, we have revised the disclosure under the caption “Description of Capital Stock” on page 86.

Ms. Jennifer Gowetski
Ms. Kristina Aberg
United States Securities and Exchange Commission
August 4, 2008

Underwriting, page 121
27.	Please provide more detailed disclosure regarding the services provided to you or your affiliates by any managing underwriter.

In response to the Staff’s comment, we have revised the disclosure under the caption “Underwriting” on page 123.
Exhibits
28.	Please file the exhibits, including the legal and tax opinions, with your next amendment or provide drafts for us to review. We must review the exhibits before we declare the registration statement effective and we may have comments.

In response to the Staff’s comment, we advise the Staff that we will file the exhibits, including the legal and tax opinions, in a subsequent filing.
29.	We note your disclosure on page 85 that you intend to enter into a registration rights agreement with the “Invesco Purchaser“ upon completion of the offering. Please file the form of registration rights agreement as an exhibit to the registration statement.

In response to the Staff’s comment, we advise the Staff that we will file the form of registration rights agreement as an exhibit to a subsequent filing.

Ms. Jennifer Gowetski
Ms. Kristina Aberg
United States Securities and Exchange Commission
August 4, 2008

We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 1 to the Registration Statement. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8332 or Jay L. Bernstein at 212-878-8527.
Very truly yours,
/s/  Andrew S. Epstein
cc: Securities and Exchange Commission
          Jennifer Monick
          Kevin Woody
     Invesco Agency Securities, Inc.
          Jeffery H. Kupor
     Skadden, Arps, Slate, Meagher & Flom LLP
          David J. Goldschmidt
     Clifford Chance US LLP
          Jay L. Bernstein